

February 10, 2011

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

>   **Re: Barclays PLC**
>   **Form 20-F**
>   **Filed March 19, 2010**
>   **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings or by advising us when you will provide the requested response, as is appropriate for each comment listed below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009
General

1. We note your response to prior comment 1 in our letter dated December 22, 2010. We do not agree with your conclusion that the opinions filed as Exhibits 5.1 and 5.2 to your shelf registration statement satisfy the exhibit requirement applicable to a shelf registration statement on Form F-3 in the context of a medium-term note program. Accordingly, please file clean legal opinions in connection with any takedowns from your shelf registration statement. Alternatively, you may amend your registration statement to file clean legal opinions that cover future takedowns. See Securities Act Rules Compliance and Disclosure Interpretation 212.05 and Securities Act Forms Compliance and Disclosure Interpretation 118.02.

<u>Section 1. Business Review</u>
<u>Risk Management</u>
<u>Credit Risk Management</u>
<u>Barclays Capital Credit Market Exposures</u>
<u>D. Protium, page 90</u>

2. We note your responses to prior comment 3 to our letter dated December 22, 2010 and prior comment 7 to our letter dated September 8, 2010 regarding the Protium transaction. Please respond to the following additional comments:

    a. Your response indicates that the expected future cash flows significantly exceeds the asset fair values as the asset fair values were significantly impacted by non-cash flow factors, such as market liquidity. Tell us who would absorb the majority of the variability in cash flows if the cash flows were actually less than the asset fair values.

    b. Your response indicates that 83% of the estimated variability resided with the third party investors and fund management team, with 17% impacting on Barclays. However, the transfer of risks and rewards under IAS 39 is evaluated by comparing an entity's exposure both before and after the transfer. Thus, please provide your analysis that compares your variability in the cash flows both before and after the transfer pursuant to the guidance in par. 21 of IAS 39.

    c. Your response indicates that after the transfer, Barclays maintains 17% of the estimated variability of the cash flows. We note that par. 21 of IAS 39 indicates that an entity has transferred substantially all the risks and rewards of ownership of a financial asset if its exposure to such variability is no longer significant in relation to the total variability in the present value of the future net cash flows associated with the financial asset. Please provide your analysis supporting your conclusion that 17% of the estimated variability is not significant.

    d. Tell us whether you believe a transferor that retains all of the risks of a transferred financial asset, but not all of the rewards, has retained substantially all of the risks and rewards of ownership of a financial asset.

    e. Tell us whether you believe you have retained substantially all of the risks of the assets transferred to Protium. Please ensure your response addresses the fact that only $520,000 of Notes issued by Protium rank junior to the Barclays loan.

    f. Tell us why the interest rate on the Class A notes, which rank senior to the Barclays loan, is 27% per annum for the first five years and 7% thereafter, and only LIBOR + 2.75 (approximately 4%) for the Barclays loan.

    g. Tell us the nature of the creditor rights held by Barclays over activities that Protium may take with respect to the assets held. For example, tell us whether there are limits on the amount of loss that Protium can recognize on disposal of the asset (versus holding the asset) as well as any other creditor rights that exist.

h.   Your response indicates that limitations on the activities of Protium, for example size and concentration limits on the Actively Managed Account (AMA), are not significant. Please provide further information regarding your conclusion that the limitations are not significant. As part of your response, please tell us the current balance of the AMA and tell us whether Protium has raised any third party financing to further increase its activities.

i.   Please clarify whether the assets held in the AMA also serve as collateral for the Barclays loan.

j.   Please provide additional background regarding your discussions with the FSA and the fact that the loan would be subject to fixed risk weights, as opposed to the underlying assets of Protium.

Section 3. Financial Statements

Consolidated Income Statement, page 178

3.   We note your response to prior comment 4 to our letter dated December 22, 2010 regarding the title "net income" on the income statement. The staff does not disagree with your conclusion that "profit before tax" is the primary measure of profit or loss and one that is well understood. However, the staff continues to believe that the title "net income," which is shown prior to the inclusion of most operating expenses, may be confusing to some readers, and the practice does not appear to be widespread in the industry. Thus, please consider re-naming the title of this line item to be more descriptive of the measure that reflects income prior to most operating expenses.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel